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FORM 3/A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person*

     Heitz, Mark V.
     AmVestors Financial Corporation
     One AmVestors Place
     555 S. Kansas Avenue
     Topeka, KS 66601-2039
     USA

2.   Date of Event Requiring Statement (Month/Day/Year)

     01/02/1998

3.   IRS or Social Security Number of Reporting Person (voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     AmerUs Life Holdings, Inc. (AMH)

5.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
     / / Director                       / / 10% Owner
     /X/ Officer (give title below)     / / Other (specify below)

     President & CEO - AmVestors Financial Corporation
     -------------------------------------------------

6.   If Amendment, Date of Original (Month/Day/Year)

     01/09/1998

7.   Individual or Joint/Group Filing (Check Applicable Line)

     /X/ Form filed by One Reporting Person
     / / Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Beneficially Owned


1.  Title of Security 2. Amount of Securities     3. Ownership Form:  4. Nature of Indirect
    (Instr. 4)           Beneficially Owned          Direct (D) or       Beneficial Ownership
                         (Instr. 4)                  Indirect (I)        (Instr. 5)
                                                     (Instr. 5)
---------------------    ----------------------      ---------------     -------------------------
Class A Common Stock               44,307.00(1)                 D
Class A Common Stock                7,059.00                    I                ESOP Trust (2)




















Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

Form 3/A (continued)

Table II -- Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)


1. Title of Derivative 2. Date Exer-   3. Title and Amount of   4.  Conver-  5. Owner-   6. Nature of
   Security (Instr. 4)    cisable and     Securities Under-         sion or     ship        Indirect
                          Expiration      lying Derivative          Exercise    Form of     Beneficial
                          Date (Month/    Security                  Price of    Deriv-      Ownership
                          Day/Year)       (Instr. 4)                Derivative  ative       (Instr. 5)
                                                                    Security    Security:
                                                                                Direct
                                                                                (D) or
                                                                                Indirect
                                                                                (I)
                                                                                (Instr. 5)


                       ------   -------   -----        --------
                       Date      Expir-   Title         Amount
                       Exer-     ation                  or Number
                       cisable   Date                   of Shares
--------------------   -------   ------   ------------  ---------   ----------  ---------   ------------
Employee Stock Option   11/19/94 11/19/03  Class A       36,982.00     14.8721       D
   (Right to Buy)                          Common Stock
Employee Stock Option    3/30/96  3/30/05  Class A        6,724.00     15.802        D
   (Right to Buy)                          Common Stock
Employee Stock Option    4/20/94  4/20/03  Class A       17,482.40     18.8226       D
   (Right to Buy)                          Common Stock
Employee Stock Option        (3)  3/28/06  Class A       73,291.60     19.1478       D
   (Right to Buy)                          Common Stock
Employee Stock Option        (4) 12/19/07  Class A       20,000.00     35            D
   (Right to Buy)                          Common Stock

Explanation of Responses:

1. Initial holdings were incorrectly reported due to fractional share that was paid in cash upon completion of the merger between AmerUs Life Holdings, Inc. and AmVestors Financial Corporation on 12/19/97.

2. Employee Stock Ownership Plan Trust

3. Grant of Option Exempt Under Rule 16b-3. The option becomes exercisable in increments as follows: 12/31/96-77,936;12/31/97-7,766; 12/31/98-7,766;
   12/31/99-7,766; 12/31/00-7,766.

4. Grant of Option Exempt Under Rule 16b-3. The option becomes exercisable in increments as follows: 12/19/98-6,666; 12/19/99-6,667; 12/19/00-6,667.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C.  78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.





/s/ Mark V. Heitz                                      September 17, 1998
---------------------------------------------         --------------------
**Signature of Reporting Person                            Date